

UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

February 22, 2010

Mr. Justin Spencer
Chief Financial Officer
Symmetricom, Inc.
2300 Orchard Parkway
San Jose, California 95131

    Re: Symmetricom, Inc.
        Annual Report on Form 10-K for the fiscal year ended June 28, 2009
        Filed September 9, 2009
        File No. 0-02287

Dear Mr. Spencer:

    We have completed our review of your annual report on Form 10-K for the fiscal year ended June 28, 2009, and do not, at this time, have any further comments.

                        Sincerely,

                        Larry Spirgel
                        Assistant Director